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February 11, 2009	LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mellissa Campbell Duru, Esq.
Attorney Advisor Office of Mergers and Acquisitions

RE:	Indevus Pharmaceuticals, Inc. ("Indevus")
Schedule TO-T filed January 7, 2009 by BTB Purchaser Inc. and
Endo Pharmaceuticals Holdings Inc.
SEC File No. 5-41015

Dear Ms. Duru:

On behalf of Endo Pharmaceuticals Holdings Inc. ("Endo") and its wholly-owned subsidiary BTB Purchaser Inc. ("Purchaser" and together with Endo the "Purchasers"), set forth below are responses to the questions of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") communicated to us telephonically on February 11, 2009 (the "Staff Questions") relating to the Schedule TO-T (the "Schedule TO") filed by the Purchasers on January 7, 2009, as amended (File No. 5-41015). To facilitate your review, we have reproduced the text of the Staff Questions in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the "Offer to Purchase").

1.	How will the contingent rights be accounted for in Endo's financial statements?

In accordance with paragraph 41 of FASB Statement No. 141(R), Business Combinations, ("Statement 141(R)"), Endo expects to recognize and measure its contractual obligations to pay contingent cash consideration at "fair value" at the closing date of the Offer, and to classify such obligations as a liability on Endo's balance sheet. In accordance with paragraph 65 of Statement 141(R), Endo expects to remeasure the liability at each subsequent reporting date until there is no longer a payment obligation under the Nebido Contingent Cash Consideration Agreement or the Octreotide Contingent Cash Consideration Agreement. Any changes in "fair value" of the contractual obligation will be recognized in Endo's income statement for the period. FASB Statement No. 157, Fair Value Measurements, paragraph 5 ("Statement 157") states that "fair value" is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Endo expects to determine the "fair value" of the contractual obligations to pay contingent cash consideration in accordance with Statement 157 based on the probability of the contingency occurring, and calculating the net present value of the payments using the likely dates of occurrence.

2.	What level of priority will the contractual rights have as compared to any of Endo's debt securities?

Endo's obligations pursuant to the Nebido Contingent Cash Consideration Agreement and the Octeotride Contingent Cash Consideration Agreement will be general unsecured obligations of Endo, ranking equal in priority to Endo's outstanding unsecured indebtedness. Endo does not currently have any secured indebtedness.

3.	Are there any other conditions to receiving the additional cash, such as, for example, Endo having sufficient cash on hand to affect the payment?

The only conditions to Endo's obligation to pay additional consideration pursuant to the Nebido Contingent Cash Consideration Agreement and the Octeotride Contingent Cash Consideration Agreement are those disclosed in the Offer to Purchase relating to the approval by the FDA of new drug applications for Nebido and Octreotide, and the achievement of a sales milestone for Nebido if Nebido is approved by the FDA subject to a "boxed warning" label. There are no other conditions to the receipt of payments by holders pursuant to the Nebido Contingent Cash Consideration Agreement or the Octreotide Contingent Cash Consideration Agreement. Specifically, Endo having sufficient cash on hand is not a condition to payment.

*        *        *

In light of the fact that our Offer is scheduled to expire on February 20, if you have any further questions with respect to the foregoing or your earlier comments, we would like to schedule a call with you so that we may resolve any issues as soon as possible. Please feel free to contact me at (212) 735-3176 or Ann Beth Stebbins at (212) 735-2660.

Very truly yours,

/S/ EILEEN T. NUGENT
Eileen T. Nugent

Enclosures

cc:	Caroline B. Manogue, Esq.

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